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                                                                       Exhibit 3
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Robert L. Johnson                      Liberty Media Corporation
2915 Audubon Terrace, N.W.             8101 East Prentice Avenue
Washington, D.C.  20018                Englewood, CO 80111


September 19, 1997



Mr. Delano E. Lewis
c/o Debra Lee
BET Holdings, Inc.
One BET Plaza
1900 W Place N.E.
Washington, D.C.  20018-1211

Dear Mr. Lewis:

This letter is to clarify and confirm our letter of September 10, 1997 pursuant to which a new corporation ("Newco") formed by Robert L. Johnson and Liberty Media Corporation (together, the "Group") would acquire (the "Acquisition") all of the capital stock of BET Holdings, Inc. (the "Company") not already owned by them at a price of $48.00 per share in cash. Neither member of the Group is considering selling any portion of their Company shares to a third party.

As we stated in our prior letter, our offer is subject to obtaining financing. In connection with the evaluation of financing alternatives the Group requests that the Company grant to it and its attorneys, advisors, and authorized representatives (including lenders) access to, upon reasonable notice, the Company's books and records and make available to representatives of the Group such of its officers and employees as the Group determines necessary in order to complete their due diligence investigation of the Company. The Group members, on behalf of themselves and their attorneys, advisors and representatives, would be willing to execute an appropriate confidentiality agreement with the Company.

The group has retained the investment banking firm of Salomon Brothers Inc. to advise it in the completion of the proposed Acquisition.
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We appreciate your giving this offer prompt and serious consideration, and look forward to a response as soon as possible.


Sincerely,
                                    LIBERTY MEDIA CORPORATION



                                    by:
-----------------------             ----------------------------
Robert L. Johnson                   Robert R. Bennett
                                    President


cc:  Debra Lee
     Sheila Crump Johnson
     Herbert Wilkins
     John Malone
     Denzel Washington